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                       [LETTERHEAD OF PEREGRINE SYSTEMS]


                                                     Filed by Remedy Corporation

                       Filed pursuant to Rules 165 and 425 promulgated under the

                Securities Act of 1933, as amended, and deemed filed pursuant to

   Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended

                                             Subject Company: Remedy Corporation

                                                     Commission File No. 0-25494



Q.
What is the agreement reached by Peregrine and Remedy?

A.
Peregrine has signed an agreement to acquire Remedy, uniting two organizations with complementary distribution channels, software applications, development environments and common views of the future. On July 19th we received clearance from federal regulators to proceed with the transaction. We expect it to close in the third quarter, subject to approval of Remedy shareholders at a special meeting, expected to be held in late August.


Q.
What are the terms of the agreement?

A.
The terms of the agreement were announced in the joint press release issued by Peregrine and Remedy, which is posted at www.peregrine.com and www.remedy.com.


Q.
How do the value propositions of the companies' software offerings differ?

A.
Peregrine has traditionally addressed the needs of large enterprise customers with a suite of applications with extensive embedded workflows. Peregrine's value proposition emphasizes giving customers the benefits of best practice embedded within the product set. Remedy has promoted a different value proposition, centered on the concept of flexible and adaptable application development technology through its Action Request System (AR System).


Q.
Will the Remedy and Peregrine technology platforms be merged?

A.
Over time, the core technical foundation of the two companies will be unified and the strengths of both will be combined to offer a comprehensive platform that offers customers the best of two different worlds: 1) the flexibility, adaptability and speed of the AR System to build and customize applications; and
2) Peregrine's technology, including its open architecture and its B2B Integration suite (acquired from Extricity, Inc.). The intent is to create the strongest solution platform in the software industry, delivering rapid installations and return on investment (ROI).


Q.
How will Peregrine be selling the Remedy Help Desk and Peregrine Infrastructure Management solutions?

A.
As the flagship service management product for the small and midsize customer, the Remedy Help Desk will remain a long-term investment commitment. Customers can be assured of Peregrine's continued development of AR System-based Help Desk packages. At the same time, Peregrine's Infrastructure Management suite - including ServiceCenter - will continue to be the flagship for the enterprise customer, those large, global corporations with complex infrastructures. In addition, AssetCenter will be the flagship asset management product for both the midsize and enterprise customer. This leverages the distinct product strengths and market positions of the two organizations.
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                       [LETTERHEAD OF PEREGRINE SYSTEMS]

Q.
Will any customers be required to move off their existing platforms?

A.
No, there is no need or pressure for either Remedy or Peregrine customers to transition to new products or platforms. Peregrine will sustain Remedy's discipline in protecting the APIs of the AR System environment, as well as the Remedy Help Desk and other applications that sit on it.


Q.
How will Peregrine's Infrastructure Management solutions be offered as enhancements for the Remedy Help Desk applications?

A.
There is already considerable precedent in the market for integration of Remedy's Help Desk with Peregrine's AssetCenter, knowledge management (Knowlix) solutions and InfraTools. Peregrine will continue to promote these integrations with the AR System-based Help Desk with Peregrine's Get-It solution set, which gives employees ready access to the knowledge, resources and services they need in their jobs.


Q.
What is planned for Remedy's AR System?

A.
The AR System is a highly flexible and adaptable development environment. Peregrine intends to continue to support and maintain the AR System, including the scheduled release of AR System 5.0. In addition, Peregrine intends to further enhance the AR System with its rapidly growing B2B process integration technology, assuring compatibility and an innovation path for the large Peregrine customer base. The B2B Integrator suite includes process integration, application integration, real-time document transformation and business catalog management software. The combined AR System architecture and Peregrine's B2B Integrator suite will give customers a platform for developing Weblications that digitally connect processes inside the enterprise and across the firewall to supply chain relationships, customers and other stakeholders.


Q.
What will be the path for uniting development efforts?

A.
Unified development efforts in the future will focus on bringing a fully Web-centric application development platform to market, unifying the best of the AR System with the best of Peregrine's Get-It Studio and the B2B Integration suite.


Q.
How will the Remedy platform help Peregrine create new solutions in the future?

A.
Peregrine has a track record for acquiring domain expertise and turning it into new solutions. With the addition of the Remedy platform (AR System), Peregrine will have unparalleled capabilities for rapidly creating new solutions and expanded value chains for its target customers.


Q.
How are the technologies from the two companies going to be integrated?

A.
Integration will be facilitated and simplified with Peregrine integration technologies, which are part of its portfolio of solutions. In addition, many Peregrine Help Desk customers have already integrated Peregrine's AssetCenter, Knowlix for WorkGroups and InfraTools.


Q.
Will Peregrine continue to support Remedy's existing Help Desk customers and offerings?

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                       [LETTERHEAD OF PEREGRINE SYSTEMS]
A.
As part of the Remedy Help Desk suite, Peregrine will support these Help Desk applications - Asset Management, Change Management, and SLA applications - as the flagship solutions for small and midsize customers. While Remedy customers will have the opportunity to integrate their applications with Peregrine's extensive solutions, there will be no pressure to transition. Peregrine will assume worldwide sales and support responsibility for the products. Remedy IT Service Management and Customer Relationship Management customers will continue to receive support per their maintenance contracts.


Q.
I am currently considering purchasing one of Remedy's ITSM solutions. Will Peregrine support products purchased during this transition phase?

A.
Peregrine will support and maintain Remedy ITSM applications and will honor
Remedy's of multi-year Support agreements.   There will be no pressure to
transition to new products or platforms.

Q.
What is planned for Remedy's Customer Relationship Management (CRM) suite?

A.
Customer extensions will be supported, along with current implementations and rollouts. In the future, Remedy's CRM applications will be focused around their strong customer support capabilities and the linkage to Peregrine's Infrastructure Management and B2B Relationship Management offerings. As with the other applications, the CRM products will be evolved to the new combined platform.


Q.
I am currently considering purchasing one of Remedy's CRM solutions. Will Peregrine support products purchased during this transition phase?

A.
Peregrine will support and maintain Remedy CRM applications and will honor Remedy's multi-year Support agreements. There will be no pressure to transition to new products or platforms. In the future enhancements of Remedy CRM applications will center around their customer support capabilities.

Q.
How has Peregrine grown as a company since founding?

A.
Founded in 1981, the company is headquartered in San Diego, California, and has some 3,000 employees located in more than 80 offices worldwide. Peregrine helps organizations worldwide achieve frictionless business in managing the global infrastructures that support the work they do inside the company, while making it easy to connect electronically across the supply chain to other businesses outside the firewall. Its three lines of business include Infrastructure Management, Employee Relationship Management and B2B Relationship Management. These offerings all reduce costs, improve profitability, free up capital, and produce a lasting impact on the productivity of assets and people. Peregrine went public in 1997 and has grown at a rate exceeding 75 percent a year, excluding the impact of acquisitions, since then. Its 46,000 customers include 92 percent of Fortune 500 companies.


Q.
How has Remedy grown since founding?

A.
Founded in 1990, the company is headquartered in Mountain View, California, and has 1350 employees located worldwide. Remedy is a leading supplier of Information Technology Service Management (ITSM) and Customer Relationship Management (CRM) solutions, with Remedy products in use at more then 10,000 customer sites. Remedy's fast deployment programs and radical adaptability accelerate an organization's move to eBusiness as well as increasing the ability to continually differentiate from competitors. Remedy's customers continually improve both their customer interactions and their internal operations to raise satisfaction and lower costs. Remedy has grown at a CAG growth rate of 174% since 1990.


Q.
Where can Peregrine and Remedy customers and partners seek additional information?
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                       [LETTERHEAD OF PEREGRINE SYSTEMS]
A.
Please call Peregrine at 800-632-6347 or visit www.peregrine.com. Information from Remedy is available at www.remedy.com.




                              * * * * * * * * * *

The foregoing list of frequently asked questions and answers to Remedy customers by Peregrine Systems, Inc. contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding the expectations, beliefs, plans, and intentions of Peregrine and Remedy and, and assuming completion of the pending acquisition of Remedy, Peregrine and Remedy as a combined company. Forward-looking statements relating to expectations about future events or results are based upon information available to Peregrine and Remedy as of today's date, and Peregrine and Remedy assume no obligation to update any of these statements. The forward-looking statements are not guarantees of future events or results. For instance, while Peregrine and Remedy have entered into a definitive merger agreement, there is no assurance that the parties will complete the transaction. In the event that the companies do not receive necessary government or stockholder approvals or fail to satisfy conditions for closing, the transaction will terminate. Additional information regarding the necessary government or stockholder approvals and the conditions for closing are contained in Peregrine's registration statement on Form S-4 filed with the Securities and Exchange Commission.

The businesses of Peregrine and Remedy are each subject to numerous risks described in greater detail in their respective filings with the Securities and Exchange Commission, including their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. In particular, each company's quarterly and annual revenues and operating results are uncertain and difficult to predict, particularly in an environment of decreasing capital investment in technology. Each company operates in extremely competitive markets and faces numerous risks associated with product development efforts, intellectual property protection, loss of key employees, and other factors described in their respective SEC filings.

In addition, the proposed merger poses additional risks and uncertainties for Peregrine, Remedy, and the combined company after the merger. These risks include, but are not limited to the risks that the merger will not close; that Peregrine and Remedy cannot successfully integrate their businesses; that after the acquisition, the combined company cannot timely develop, produce and gain market acceptance for the combined products and services of Peregrine and Remedy; and the ability of the combined company to compete in highly competitive and rapidly changing markets. The revenues and earnings of the combined company and its ability to achieve the business objectives of Peregrine and Remedy will be subject to a number of factors that make estimation of future operating results uncertain. These factors include increased competition due to expanded product offerings; risks associated with new product strategies and the evolving and varying demand for software products; the ability of Peregrine and the combined company to expand its operations; risks relating to acquisitions, including potential
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                       [LETTERHEAD OF PEREGRINE SYSTEMS]

difficulties in the assimilation of operations and technologies of the acquired company or assets; litigation, including litigation over intellectual property rights; general technological and economic factors; and the other risks detailed in the Registration Statement on Form S-4 and each company's periodic filings with the Securities and Exchange Commission.

                  ADDITIONAL INFORMATION AND WHERE TO FIND IT

Peregrine filed a registration statement in connection with the merger, and Remedy has mailed a proxy statement/prospectus to stockholders of Remedy containing information about the merger. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus carefully. The registration statement and the proxy statement/prospectus contain important information about Peregrine, Remedy, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Investors and security holders are able to obtain free copies of the registration statement and the proxy statement/prospectus contained therein through the website maintained by the SEC at http://www.sec.gov. Free copies of the registration statement and the proxy statement/prospectus and these other documents may also be obtained from Peregrine and Remedy.

In addition to the registration statement and the proxy statement/prospectus, Peregrine and Remedy file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Peregrine or Remedy at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Peregrine's and Remedy's filings with the Securities and Exchange Commission are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

Participants in Solicitation
Peregrine, its directors, executive officers and certain other members of Peregrine's management and employees may be deemed to be participants in the solicitation of proxies from Remedy's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the participants is included in Part III of Peregrine's Annual Report on Form 10-K filed on June 29, 2001 and in the proxy statement/prospectus. This document is available free of charge at the SEC's Web site at http://www.sec.gov and from Peregrine.

Remedy, its directors, executive officers and certain other members of Remedy's management and employees may be deemed to be participants in the solicitation of proxies from Remedy's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the participants is included in Remedy's Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the SEC on April 13, 2001 and in the proxy statement/prospectus. This document is available free of charge at the SEC's Web site at http://www.sec.gov and from Remedy.